Exhibit 12.1

Ratio of Earnings to Fixed Charges

Great Lakes Dredge & Dock Corporation

(dollars in thousands)

	2013	2014	2015	2016	2017
Pretax income (loss) from continuing operations (1)	$29,109	$6,293	$(2,635)	$(11,604)	$(52,689)
Fixed charges	28,556	27,766	31,007	29,549	31,759
Capitalized Interest	(522)	(1,401)	(3,227)	(5,628)	(7,572)
Distributed income of equity investees	—	—	—	—	—
	$57,143	$32,658	$25,145	$12,317	$(28,502)

Fixed charges:
Interest expense and amortized deferred financing costs	$21,941	$19,967	$24,365	$22,907	$26,046
Estimated interest expense in operating leases	6,615	7,799	6,642	6,642	5,713
Preference security dividend requirements	—	—	—	—	—
Total fixed charges	$28,556	$27,766	$31,007	$29,549	$31,759

Ratio of earnings to fixed charges (2)	2.0	1.2	0.8	0.4	(0.9)

(1) Before adjustment for noncontrolling interests in consolidated subsidiaries and income (loss) from equity investees.
(2) The Company had deficiencies of earnings to fixed charges of $60,261, $17,232 and $5,862 for the years ended December 31, 2017, 2016 and 2015, respectively.